Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct Main Fax	+852.3923.1188 +852.3923.1111 +852.3923.1100
lvenick@loeb.com

Via Edgar Transmission

March 29, 2024

Ms. Lauren Pierce/ Mr. Jan Woo

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	STAK Inc. (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 12, 2024
CIK No. 0002002453

Dear Ms. Pierce/Mr. Woo:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 21, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Form F-1”). The Company has submitted the Amendment No. 2 to the Form F-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement Amendment No. 1 on Form F-1

Prospectus Summary, page 1

1.	In response to prior comment 7, you added a risk factor that the Chinese government may intervene or influence your operations at any time. Please highlight this in the prospectus summary.

Response: The Company has amended page 10 of the Amendment in response to the Staff’s comments.

Business

Our Supply Chain, page 64

Los Angeles    New York    Chicago    Nashville    Washington,DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Securities and Exchange Commission Page 2

2.	Please refer to prior comment 11 and discuss the material terms of the framework cooperation agreements that you have with your two manufacturers, including the term of the agreement. We note that both agreements terminate on December 31, 2025.

Response: The Company has amended page 64 of the Amendment in response to the Staff’s comments.

Note 2 - Summary of Significant Accounting Policies , page F-8

3.	We note your response to prior comment 13. Your response indicates that you provide “a manufacturer’s standard warranty” to your customers on all products sold. Disclose what is covered under this “manufacturer’s standard warranty”. Refer to ASC 606-10-55-30 through 55-35. Please revise to disclose your policy for accounting for product warranties in accordance with ASC 460-10. Refer to ASC 460-10-50-8(b) and 50-8(c).

Response: The Company has revised the disclosures on page 49 and F-11 of the Amendment in response to the Staff’s comments.

(m) Revenue recognition, page F-10

4.	We note your expanded disclosure on page 65 in response to our prior comment 14. Please expand your revenue recognition disclosure to clarify who you have concluded is your customer in the sales of specialized oilfield vehicles and specialized oilfield equipment. Refer to ASC 606-10-20. In this regard, we note your disclosure on page 65, that, “We sell our products to customers, who then resell our products to end-users.” Further, we note in your risk factor disclosure on page 19, that you promote and attract new customers through methods that include, “utilizing a dedicated network of specialized vehicle dealers.” Given these disclosures, it is unclear whether you have concluded the dealers or the end-users are your customers. Please advise and disclose accordingly. Tell us the nature of the two businesses that you have disclosed on page 19 that were your largest customers in the fiscal years ended June 30, 2023 and 2022, respectively. If you have concluded the dealer is your customer, tell us how you have considered the guidance in ASC 606-10-32-25. If applicable, disclose your accounting for consideration payable to a customer.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosures on pages 19, 20 and 65, and the Company considers the dealers are its customers rather than the end-users due to i) the Company does not enter into any contracts with end-users; ii) the Company provides support to the dealers, resolves dealer’s complaints (if any), and is responsible to the dealers for the quality of the products provided; iii) the Company delivers products directly to the dealers, rather than dealer’s end-users; iv) the Company establishes product price with the dealers; and v) the Company does not make any consideration payable to the end-users.

Securities and Exchange Commission Page 3

5.	We have reviewed your response to the third bullet point of prior comment 14 related to your service income from automation solutions. We continue to note that you recognized the related revenue of the developed software or function at a point in time upon the customers’ acceptance of the developed software or function. Please confirm and clarify your disclosures that the multiple promises that you identify, that include software development, training, debugging, maintenance, and other services occur prior to the customers’ acceptance of the developed software or function. Refer to ASC 606-10-25-14 and 19. For example, please explain the nature and delivery timing for the software and equipment maintenance. Lastly, please tell us your consideration of whether the multiple promises in the contract represent the combined outputs (i.e., developed software) specified by the customer. Refer to ASC 606-10-25-21(a).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosures on pages 7, 49 and F-11. Regarding the promise of maintenance service, the Company respectfully advises the Staff that it promises to provide maintenance services in its automation solution contracts with its customers; however, the customers must enter into a separate maintenance services contract and pay the Company additional service fees. Therefore, maintenance service is not a promise in automation solutions contracts. Because the Company has not entered into any maintenance services contracts with its customers as of the submission date of the Form F-1, the Company has removed the description of “maintenance” service of automation solutions.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Chuanbo Jiang